UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JINGWEI INTERNATIONAL LIMITED

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

47759G 108

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47759G 108

1.	Names of Reporting Persons George Du

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,396,110

	8.	Shared Voting Power

	9.	Sole Dispositive Power 8,396,110

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,396,110

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 41.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (“Amendment”) amends the Schedule 13D originally filed by Mr. Du (the “Reporting Person”) on May 16, 2007 to reflect transactions on and developments through January 10, 2012, relating to such person’ holdings of the securities of Jingwei International Limited (the “Issuer”).  This Amendment is being filed to disclose certain changes to Items 1, 2, 3, 4, 5, 6 and 7 of the Schedule 13D.  Only those Items that are reported in this Amendment are amended and supplemented in the manner indicated, and responses to all other Items remain unchanged.

Item 1.	Security and Issuer.

Item 1 of the Original 13D filed by Mr. Du is amended by restating in its entirety with the following:

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of Jingwei International Limited (formerly known as Neoview Holdings, Inc.), a Nevada corporation (the “Company”). The address of the Company's principal executive office is Unit 701-702, Building 14, Software Park, Keji Yuan Second Road, Nanshan District, Shenzhen, PRC 518057.

Item 2.	Identity and Background

Item 2 of the Original 13D filed by Mr. Du is amended by restating in its entirety with the following:

(a) This Schedule 13D is filed by George Du, individually.

(b) Mr. Du’s business address is c/o Unit 701-702, Building 14, Software Park, Keji Yuan Second Road, Nanshan District, Shenzhen, PRC 518057.

(c) Mr. Du is the Chairman and CEO of the Company.

(d) During the past five years, Mr. Du has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, Mr. Du has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Du is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds and Other Consideration

Item 3 of Original 13D filed by Mr. Du is amended and supplemented by adding the following:

The Reporting Person intended to finance the Proposed Transaction (as defined below) primarily through personal funds.

Item 4.	Purpose of Transaction

Item 4 of Original 13D filed by Mr. Du is amended and supplemented by adding the following:

On January 4, 2012, Mr. Du, on behalf of himself, submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Company (the “Board”) for a "going private" transaction designed to eliminate Jingwei's status as a public company in the U.S..

In the Proposal, Mr. Du would ask the Board of Directors to consider a reverse stock split transaction that would include a reverse split at a 1-for-50,000 share ratio followed by a cancellation of all fractional shares below one whole share at a per share price of $1.56, which represents a 20% premium to the 30-day trailing average of the closing price for our common stock prior to January 3, 2012, and an amount in excess of the current fair value of the common stock based on the Company’s financial performance, debt levels and future uncertainty.

Mr. Du was willing to provide funding for the cancellation of fractional shares following a reverse split in order to effect the going-private transaction, which would be financed solely through available personal funds. The Proposal also provided that no binding obligation on the part of Mr. Du shall arise with respect to this proposal or any transaction unless or until the conditions to closing of the reverse stock split have been met, which primarily is the approval of the terms of the transaction by the Special Committee and the receipt of stockholder approval.

The foregoing summary of certain provisions of the Proposal is not intended to be complete. References to the Proposal in this Amendment No. 1 are qualified in their entirety by reference to the Proposal itself, a copy of which is attached hereto as an exhibit and incorporated herein by reference as if set forth in its entirety.

If the Proposed Transaction is completed, the Company’s common stocks would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Market.

Except as indicated above and elsewhere herein, Mr. Du does not have any other present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of the instructions to Item 4 on Schedule 13D.

Item 5.	Interest in Securities of the Company.

Item 5 of Original 13D filed by Mr. Du is amended and supplemented by adding the following:

(a) Mr. Du is the beneficial owner of an aggregate of 8,396,110 shares of Common Stock, representing approximately 41.1% of the total issued and outstanding shares of Common Stock.

(b) Mr. Du has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 8,396,110 shares of Common Stock owned by him individually.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Original 13D filed by Mr. Du is hereby amended and supplemented by adding the following at the end thereof:

The Proposal described under Item 4 of this Amendment No. 1 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended and supplemented by adding the following exhibits:

Exhibit 99.1: Proposal Letter from Mr. George Du to the Board of Directors of Jingwei International Limited, dated January 4, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2012	By:	/s/ George Du
	Name:	George Du
	Title:	Chairman and CEO Jingwei International Limited